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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               September 22, 2005



                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:  /s/ Mark Laurie
     -----------------------------------
     Name   Mark Laurie
     Title: Company Secretary


Date:  22 September 2005


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                           [LIHIR GOLD LIMITED LOGO]

LIHIR GOLD LIMITED                                         STOCK MARKET CODES:
INCORPORATED IN PAPUA NEW GUINEA                           ASX - LHG
ARBN 069 803 998                                           NASDAQ - LIHRY
                                                           POMSOX - LHG

22 SEPTEMBER 2005

            LIHIR BOOSTS GOLD RECOVERIES THROUGH NEW GRAVITY CIRCUIT

Lihir Gold Ltd is to increase the amounts of gold recovered through its processing operations, due to the successful installation of a new US$5 million gravity circuit, commissioned this month.

The gravity circuit increases the efficiency of the processing plant by capturing gold that otherwise would be lost in tailings.

Lihir's normal ore processing involves milling of ore, which is then fed into autoclaves where it is oxidized to release the gold particles, making them accessible via gold leaching processes.

Under normal circumstances, this enables approximately 90% of the gold contained in the ore to be recovered.

However, in recent periods, mining operations have encountered some ore types that contain significant amounts of coarse free gold particles.

These particles of "free" gold have not been captured in the normal processing operations, and have been discarded in tailings, leading to lower than expected recovery rates.

The gravity circuit enables the capture of this free gold prior to leaching.

It is expected the gravity circuit will lift recovery rates for those ores containing higher than normal amounts of free gold, boosting overall gold recovery rates by approximately 1%.

While gold production will increase due to the gravity circuit, the impact has been incorporated in the company's existing production forecast of 700,000 ounces for the current year.

CEO Neil Swan said the successful commissioning of the gravity circuit was another step in improving the productivity and reliability of the Lihir operation.

"Lihir is now very well positioned for strong growth in production and profitability," he said.

"The installation of the gravity circuit comes as we move more deeply into the high grade segments of the new Lienetz pit, and it follows the recent commissioning of our 30 MW geothermal power station, which will drive down costs. In addition, we are increasing our geothermal power by another 20 MW, and we have announced that we are boosting gold production substantially through the construction of a flotation circuit.

"All of these initiatives will help to underpin an excellent future for the company," he said.

Further information will be released with the company's third quarter production report on October 31.

FOR FURTHER INFORMATION:
JOE DOWLING
INVESTOR RELATIONS MANAGER
PH +61 7 3229 5583, MOBILE  0421 587 755
JOE.DOWLING@LIHIR.COM.PG